RENEE M. HARDT

312-609-7616

rhardt@vedderprice.com

January 23, 2008

VIA EDGAR

Mr. Sonny Oh

Office of Insurance Products

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	EquiTrust Variable Insurance Series Fund

Proxy Statement (File No. 811-05069)

Dear Mr. Oh:

On behalf of EquiTrust Variable Insurance Series Fund (the “Fund”), this letter is in response to the comments you provided on January 10, 2008 during our telephone conference regarding the preliminary proxy statement filing of the Fund made on January 4, 2008.

1. Defined Terms

Comment: You suggested that the Fund be consistent when using defined terms.

Response: The proxy statement has been reviewed and changes have been made as appropriate.

2. Voting

a. Comment: Confirm that the quorum and voting requirements set forth in the proxy statement comply with applicable state and federal securities laws.

Response: The quorum and voting requirements comply with the Fund’s Declaration of Trust and By-Laws. No federal securities laws govern the quorum and voting requirements for the two proposals in the proxy statement.

b. Comment: In the paragraph addressing proportional voting by the Participating Insurance Companies, state that as a result of such voting a small percentage of variable product

Mr. Sonny Oh

January 23, 2008

owners may determine the outcome of the vote.

Response: The requested disclosure has been added.

3. Schedule 14A, Item 6(a)

Comment: State the number of votes to which each class is entitled (i.e., one vote per each share) as required by Item 6(a) of Schedule 14A.

Response: In the paragraph which includes the number of shares of each Portfolio issued and outstanding as of the record date, there is also a sentence which states that shareholders are entitled to one vote for each share held and a proportional fractional vote for each fractional shareholder. Accordingly, no change has been made.

4. Schedule 14A, Item 1(b)

Comment: As required by Item 1(b), move the sentence regarding when the proxy statement is first being mailed to shareholders to the first page of the proxy statement.

Response: The sentence has been moved to the first paragraph on page 1 of the proxy statement.

5. Schedule 14A, Item 6(d)

Comment: Confirm compliance with Item 403 of Regulation S-K as required by Item 6(d) of Schedule 14A.

Response: The information under the heading “Ownership of Fund Shares” complies with Item 403(a) though it is not in tabular form. Information regarding ownership of Fund shares by trustees and officers of the Fund as required by Item 403(b) has been added to the proxy statement under the heading “Trustee and Officer Ownership of Fund Shares.” Item 403(c) is not applicable to the Fund.

6. Principal Underwriter

Comment: Include the name and address of the Fund’s principal underwriter as required by Item 22(a)(3)(i) of Schedule 14A.

Mr. Sonny Oh

January 23, 2008

Response: The information has been added to page 1 of the proxy statement.

7. Proposal 1 – Board Approval

Comment: For each amendment proposed, you requested that information regarding the following be included: why the Board is making the proposal and the Board’s reasons for concluding that the proposal is in the best interests of shareholders. You confirmed that this information is not specifically required by Schedule 14A.

Response: As noted above, the information is not specifically required by Schedule 14A. In addition, in approving the proposed amendments to the Declaration of Trust, the Board did not make specific findings that each amendment is in the best interests of shareholders. As noted in the proxy statement and as required by the Declaration of Trust, the Board did conclude that the amendments relating to the classes of shares are consistent with the fair and equitable treatment of all shareholders. In addition, with respect to the classes of shares amendments, disclosure has been added regarding management’s rationale for the proposal which was approved by the Board. Changes made to this section in response to comment 9 explain word for word each amendment and the impact, if any, on shareholders. No other changes have been made to this section in response to comment 7.

8. Proposal 1 – Sub-Captions

Comment: You noted that there are proposed amendments under the sub-caption “Trustees” that do not apply solely to the Trustees and suggested that more sub-captions be added.

Response: The sub-caption headings have been revised and more sub-captions have been added.

9. Proposal 1 – Amendments

Comment: For each amendment proposed, you requested that the original and proposed language (“word for word”) be included, along with a description of the proposed amendment’s positive or negative impact on shareholders.

Response: The suggested changes have been made, though, in certain cases, the disclosure states that the amendment is expected to have no impact on shareholders. We also note that we have only implemented this comment with respect to the proposed substantive

Mr. Sonny Oh

January 23, 2008

amendments currently described in the proxy statement. Each change to incorporate prior amendments and each non-material change has not been discussed; however, we note that a copy of the entire proposed Amended and Restated Declaration of Trust continues to be attached as an appendix to the proxy statement.

10. Proposal 2 – Board Approval

Comment: You requested that information regarding why the Board is making the proposal and the Board’s reasons for concluding that the proposal is in the best interests of shareholders be included. As noted in comment 7 above, this information is not specifically required by Schedule 14A.

Response: As previously noted, this information is not specifically required by Schedule 14A. In addition, the Board did not specifically find that the election of Trustees is in the best interests of shareholders. However, the proxy statement does provide information regarding the nomination and Board approval process for the two Trustees who were not previously elected by shareholders. Accordingly, no additional changes have been made in response to this comment.

11. Proposal 2 – Compensation

Comment: As required by Item 22(b)(13) of Schedule 14A, provide information for each of the three highest paid officers of the Fund that received aggregate compensation from the Fund for the most recently completed fiscal year in excess of $60,000.

Response: The Fund’s officers serve without any compensation from the Fund. The first sentence under the heading “Trustee Compensation” has been revised to read as follows: The Fund’s interested trustees and officers serve without any compensation from the Fund.

12. Independent Registered Public Accounting Firm

Comment: Confirm compliance with Item 9(e)(5) of Schedule 14A, including Instruction 9(e). You noted that negative disclosure did not need to be added to the proxy statement.

Response: The proxy statement complies with Item 9(e)(5), including Instruction 9(e). Specifically, there were no services approved by the Fund’s Audit Committee pursuant to

Mr. Sonny Oh

January 23, 2008

Regulation S-X, Rule 2-01(c)(7)(i)(C). Accordingly, no change has been made.

13. Shareholder Proposals

Comment: Although you acknowledged that the Fund is not required to and, as a result, does not hold annual meetings, you requested that the Fund include in the proxy statement some deadline for submitting shareholder proposals for inclusion in the Fund’s proxy statement for its next annual meeting as required by Item 1(c) of Schedule 14A.

Response: The Fund does not hold annual meetings. Any shareholder meetings the Fund does hold are special meetings. Accordingly, we believe Item 1(c) is inapplicable. Furthermore, the Fund is unable to predict when its next special meeting will be held, and therefore, cannot establish a deadline for submission of shareholder proposals. However, the following sentence has been added to the paragraph under the heading “Shareholder Proposal”: Proposals must be received a reasonable time before the Fund begins to print and mail its proxy materials for the meeting.

14. Householding

Comment: If applicable, provide the disclosure required by Item 23 of Schedule 14A (householding).

Response: Householding disclosure has been added to the proxy statement.

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As you requested, a Tandy letter has also been provided. Please call me at (312) 609-7676 if you have any questions.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/vyt